September 17, 2014

Via EDGAR

Mr. Nicholas Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Le Gaga Holdings Limited

Schedule 13E-3

Filed on August 18, 2014

File No. 005-85878

Dear Mr. Panos:

On behalf of Le Gaga Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 12, 2014 with respect to the Schedule 13E-3, File No. 005-85878 (the “Schedule 13E-3”) filed on August 18, 2014 by the Company and the other filing persons named therein and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of Amendment No. 1 and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the Proxy Statement, respectively, is being provided separately to the Staff via email.

We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Harvest Holdings Limited, Harvest Parent Limited, Harvest Merger Limited, Ms. Na Lai Chiu, Valuetrue Investments Limited, Mr. Shing Yung Ma, Grow Grand Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., SC China Holding Limited, Mr. Neil Nanpeng Shen, YH Greenhouse, LLC, Yiheng Capital, LLC, Mr. Yuanshan Guo, SIG China Investments One, Ltd., SIG Asia Investment, LLLP, Honeycomb Assets Management Limited, Mr. Ming Xia Fu, Limewater Limited, Mr. Wei Min Xia, Natural Eternity Limited, Mr. Kin Ip Law, Mr. Gordon Xiaogang Wang, Win Seasons Holdings Limited or Mr. Ming Ho Lui, such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

*        *        *

Schedule 13E-3

1.	The last sentence of narrative in the section titled “Introduction” indicates that “[n]o filing person, including the Company, is responsible for the accuracy of any information supplied by any other filing person.” The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person’s signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100. Please revise to delete the reference.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 3 of Amendment No. 1.

2.	In Exhibit 99(C)(2), the financial advisor asserts that reproduction, publication or dissemination of its fairness analysis “without prior approval of Duff & Phelps, LLC and its affiliates.” Please disclose, if true, that such persons have consented: (1) to the reproduction, publication and dissemination of its analysis in connection with the Schedule 13E-3; and (2) the corresponding use of such analysis by security holders to inform their voting and investment decisions. Reconcile this disclaimer with the acknowledgment on slide 27 indicating this “Opinion” may be included in an SEC filing.

In response to the Staff’s comment, the disclosure on page 50 of the Revised Proxy Statement has been revised to clarify that Duff & Phelps has consented to the reproduction, publication and dissemination (in connection with the Schedule 13E-3 and any solicitation of proxies related to the approval of the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger) of the written presentation of its financial analysis that was provided and presented to the special committee on July 30, 2014.

As noted on page 50 of the Revised Proxy Statement, as well as in the Opinion of Duff & Phelps, LLC, dated July 30, 2014 filed as Exhibit (c)-(1) to the Company’s transaction statement on Schedule 13E-3, and the Fairness Analysis Presented to the Special Committee of Independent Directors, dated July 30, 2014 filed as Exhibit (c)-(2) to the Company’s transaction statement on Schedule 13E-3, Duff & Phelps’s opinion and written fairness analysis were furnished for the use and benefit of the special committee in connection with its consideration of the merger. As such, its written fairness analysis was not prepared with a view towards use of such analysis by security holders to inform their voting and investment decisions. Duff & Phelps believes that in order for the analyses that are described in the written fairness analysis to be fully understood, they must be read together with the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, absent which it could create a misleading or incomplete view of Duff & Phelps’s financial analyses.

Duff & Phelps has advised the Company that the acknowledgment on slide 27 of its fairness analysis indicating that this “Opinion” may be included in an SEC filing (as indicated in the heading on the top of the slide) refers to certain limitations and qualifications Duff & Phelps would place in its written opinion (if issued) as to the fairness, from a financial point of view, of the per Share merger consideration and the per ADS merger consideration to be received by holders of the Shares (other than holders of the Excluded Shares, including Excluded Shares represented by ADSs) in the merger. Consent as to the reproduction, publication and dissemination of the written presentation of its fairness analysis was separately provided.

Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors, page 35

3.	Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, the Board of Directors has reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is being made on behalf of the issuer.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 40 of the Revised Proxy Statement.

4.	The disclosure at page 40 indicates the Board “considered” the analysis, conclusions and unanimous recommendation of the special committee. Le Gaga Holdings, Ltd. is required to provide the factors it considered in support of its fairness determination. See Item 1014(b) of Regulation M-A and related Instruction 2. Le Gaga may rely upon the analyses and conclusions produced by another party only to the extent it expressly adopts those analyses and conclusions and such analyses and conclusions are disclosed and satisfy the disclosure standards enunciated in Instruction 2 to Item 1014 of Regulation M-A. See Question and Answer 20 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 40 of the Revised Proxy Statement.

5.	Clarify whether or not a going concern value was explicitly established and the extent to which such value was considered by the issuer in reaching its fairness determination. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto.

As noted on pages 39 and 40 of the Proxy Statement, “[i]n reaching its conclusion that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of the Company and our unaffiliated security holders and its decision to recommend the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, the special committee considered financial analyses presented by Duff & Phelps as an indication of the going concern value of the Company. These analyses included, among others, selected public company analysis, selected M&A transactions analysis and discounted cash flow analysis.”

The Company respectfully advises the Staff that neither the special committee nor the board of directors believe there was a single method for determining going concern value. However, each of the special committee and the board of directors (on behalf of the Company) believe that the financial analyses presented by Duff & Phelps (i.e., selected public company analysis, selected M&A transactions analysis and discounted cash flow analysis as summarized under the caption “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 47) represent potential valuations of the Company as it continues to operate its business, and, to that extent, the special committee and the board of directors collectively characterized such analyses as forms of going concern valuations. The special committee and the board of directors considered each of these analyses in the context of the fairness opinion provided by Duff & Phelps as well as various additional factors, including the historical market prices of the ADSs as described under the caption “Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs” beginning on page 72, as an indication of the going concern value of the Company. The special committee and the board of directors (on behalf of the Company) expressly adopted these analyses and the opinion of Duff & Phelps, among other factors they considered, in reaching their respective conclusions regarding the fairness of the transactions contemplated by the merger agreement and the plan of merger, including the merger.

Primary Benefits and Detriments of the Merger, page 58

6.	Notwithstanding the quantitative disclosure at page 35, revise to quantify the cost savings associated with Le Gaga’s future avoidance of the need to comply with the federal securities laws. In addition, revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of Le Gaga’s future compliance cost savings. Quantify this benefit, and explain how these benefits might accrue on an annual basis as a result of the transaction’s successful execution. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to Page 35 of the Revised Proxy Statement.

*        *        *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Harvest Holdings Limited, Harvest Parent Limited, Harvest Merger Limited, Ms. Na Lai Chiu, Valuetrue Investments Limited, Mr. Shing Yung Ma, Grow Grand Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., SC China Holding Limited, Mr. Neil Nanpeng Shen, YH Greenhouse, LLC, Yiheng Capital, LLC, Mr. Yuanshan Guo, SIG China Investments One, Ltd., SIG Asia Investment, LLLP, Honeycomb Assets Management Limited, Mr. Ming Xia Fu, Limewater Limited, Mr. Wei Min Xia, Natural Eternity Limited, Mr. Kin Ip Law, Mr. Gordon Xiaogang Wang, Win Seasons Holdings Limited and Mr. Ming Ho Lui, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3694-3010.

Very truly yours,

/s/ Gregory D. Puff
Gregory D. Puff, Esq.

Akiko Mikumo, Esq.

Weil, Gotshal & Manges LLP

29th Floor, Alexandra House

18 Chater Road Central

Hong Kong

Eugene Lee, Esq.

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of September 12, 2014 with respect to the Schedule 13E-3, File No. 005-85878 (the “Schedule 13E-3”), filed on August 18, 2014 by Le Gaga Holdings Limited and the other filings persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to the Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities United States.

Le Gaga Holdings Limited

By:	/s/ Chung Bong Pang

Name:	Chung Bong Pang

Title:	Chairman of the Special Committee

Harvest Holdings Limited

By:	/s/ Na Lai Chiu

Name:	Na Lai Chiu

Title:	Director

Harvest Parent Limited

By:	/s/ Na Lai Chiu

Name:	Na Lai Chiu

Title:	Director

Harvest Merger Limited

By:	/s/ Na Lai Chiu

Name:	Na Lai Chiu

Title:	Director

Ms. Na Lai Chiu

By:	/s/ Na Lai Chiu

Valuetrue Investments Limited

By:	/s/ Na Lai Chiu

Name:	Na Lai Chiu

Title:	Director

Mr. Shing Yung Ma

By:	/s/ Shing Yung Ma

Grow Grand Limited

By:	/s/ Shing Yung Ma

Name:	Shing Yung Ma

Title:	Director

Sequoia Capital China I, L.P.

By:	/s/ Kok Wai Yee

Name:	Kok Wai Yee

Title:	Authorised Signatory

Sequoia Capital China Partners Fund I, L.P.

By:	/s/ Kok Wai Yee

Name:	Kok Wai Yee

Title:	Authorised Signatory

Sequoia Capital China Principals Fund I, L.P.

By:	/s/ Kok Wai Yee

Name:	Kok Wai Yee

Title:	Authorised Signatory

Sequoia Capital China Growth Fund I, L.P.

By:	/s/ Kok Wai Yee

Name:	Kok Wai Yee

Title:	Authorised Signatory

Sequoia Capital China Growth Partners Fund I, L.P.

By:	/s/ Kok Wai Yee

Name:	Kok Wai Yee

Title:	Authorised Signatory

Sequoia Capital China GF Principals Fund I, L.P.

By:	/s/ Kok Wai Yee

Name:	Kok Wai Yee

Title:	Authorised Signatory

SC China Holding Limited

By:	/s/ Kok Wai Yee

Name:	Kok Wai Yee

Title:	Authorised Signatory

Mr. Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen

YH Greenhouse, LLC

By: Yiheng Capital, LLC, its Manager

By:	/s/ Yuanshan Guo

Name:	Yuanshan Guo

Title:	Authorised Signatory

Yiheng Capital, LLC

By:	/s/ Yuanshan Guo

Name:	Yuanshan Guo

Title:	Authorised Signatory

Mr. Yuanshan Guo

By:	/s/ Yuanshan Guo

SIG China Investments One, Ltd.

By: SIG Asia Investment LLLP, as authorized agent

By: Heights Capital Management, Inc., as authorized agent

By:	/s/ Michael L. Spolan

Name:	Michael L. Spolan

Title:	General Counsel

SIG Asia Investment, LLLP

By:	/s/ Michael L. Spolan

Name:	Michael L. Spolan

Title:	Vice President

Mr. Ming Xia Fu

By:	/s/ Ming Xia Fu

Honeycomb Assets Management Limited

By:	/s/ Ming Xia Fu

Name:	Ming Xia Fu

Title:	Director

Mr. Wei Min Xia

By:	/s/ Wei Min Xia

Limewater Limited

By:	/s/ Wei Min Xia

Name:	Wei Min Xia

Title:	Director

Mr. Kin Ip Law

By:	/s/ Kin Ip Law

Natural Eternity Limited

By:	/s/ Kin Ip Law

Name:	Kin Ip Law

Title:	Director

Mr. Gordon Xiaogang Wang

By:	/s/ Gordon Xiaogang Wang

Win Seasons Holdings Limited

By:	/s/ Gordon Xiaogang Wang

Name:	Gordon Xiaogang Wang

Title:	Director

Mr. Ming Ho Lui

By:	/s/ Ming Ho Lui